

82-5759





Limited Liability Company

Grand'Place 1
1000 Brussels



Register of Companies Nr 0.417.497.106

The Board of Directors invites the shareholders to attend an **extraordinary** shareholders meeting to be held on **Tuesday 26 April 2005** at **9.30 a.m**. at the Sodehotel, Auditoire Lindbergh, Avenue E. Mounier 5, 1200 Brusselsl (Belgium), as well as the **ordinary** shareholders meeting to be held on the same day at **11.00 a.m.** at the same place.

The persons attending the meetings are invited to arrive 45 minutes at least before the time set for each of the two meetings, in order to proceed with the registration formalities.

A. AGENDA OF THE EXTRAORDINARY SHAREHOLDERS MEETING

I. Renewal of the powers of the Board of Directors with regard to the use of the authorized capital.

1. Special report by the Board of Directors concerning the use and purpose of the authorized capital, drawn up in accordance with Articles 604 of the Belgian Companies Code.

2. Amendment of Article 6, 1 & 3 of the bylaws :

Proposed resolution : proposal to renew the authorization to the Board of Directors to increase the share capital in accordance with Article 6 of the bylaws, in one or several times, by an amount of shares, or by financial instruments giving right to an amount of shares, not higher than 3% of the shares issued and outstanding on 26 April 2005. Such authorization is granted for a period of five years as from the date of publication of the modification to the bylaws resolved upon by this extraordinary shareholders meeting.

II. Renewal of the powers of the Board of Directors with regard to the acquisition of own shares.

1. Amendment of Article 10, 1 & 2 of the bylaws :

Proposed resolution : proposal to renew for a term of 18 months as from 26 April 2005, the authorization to the Board of Directors to purchase the company's own shares for a price which will not be more than 10 % below the lowest closing price in the last twenty days preceding the transaction and not more than 10 % above the highest closing price in the last twenty days preceding the transaction. The previous authorization expires on 27 October 2005 : it is proposed to the extraordinary shareholders meeting to grant a new authorization during this meeting in order to avoid the call of a separate extraordinary shareholders meeting.

2. Amendment of Article 10, 5 of the bylaws

Proposed resolution : proposal to renew for a term of 3 years as from the date of publication of this resolution, the authorization to the Board of Directors to purchase the company's own shares where such acquisition is necessary to avoid serious and imminent harm to the company.

III. Powers with regard to I. and II.

Proposed resolution : proposal to grant a power to Mr. Benoit Loore and Mr. Jos Leysen, Legal Directors Company & Securities Law, who may act individually, with right of substitution, for the restatement of the bylaws as a result of the amendments referred to above, for the signing of such restated version and its filing with the office of the clerk of the Commercial Court of Brussels.

IV. Issuance of subscription rights without pre-emption right and increase of the company's capital to the amount and to the extent of the exercise of the subscription rights

1. Special report by the Board of Directors with regard to the issuance of 3.500.000 subscription rights, pursuant to the provisions of Article 583 of the Companies Code.

2. Special report by the Board of Directors and report by the statutory auditor with regard to the cancellation of the pre-emption right in favour of one or more specific persons, pursuant to the provisions of Articles 596 and 598 of the Companies Code.

3. Cancellation of the pre-emptive right with regard to the issuance of subscription rights :

Proposed resolution : proposal to cancel the pre-emptive right with regard to the issuance of subscription rights in favour of certain senior management employees of the company and of its subsidiaries, to be determined by the Compensation & Nominating Committee, and accessorily, in favour of all current directors of the company.

4. Issuance of subscription rights and granting for free :

Proposed resolution : proposal to issue 3.500.000 subscription rights and determination of the issuance and exercise conditions in accordance with the issuance and exercise conditions set forth in the special report of the Board of Directors mentioned above under 1. The main provisions of these conditions can be summarized as follows:

Each subscription right confers the right to subscribe in cash to one new ordinary share of the company with the same rights as the existing shares of the company in particular with respect to the profits. The exercise price equals the average price of the InBev SA

share over the thirty days before the offering of the rights by the Extraordinary Shareholders Meeting. The subscription rights have a term of ten years as from their issuance and become exercisable as follows : a first third may be exercised from 1 January 2007 to 25 April 2015, a second third may be exercised from 1 January 2008 to 25 April 2015 and the last third may be exercised from 1 January 2009 to 25 April 2015. At the end of the exercise period, the subscription rights automatically become null and void.

Proposal to grant for free the subscription rights to the beneficiaries.

5. Conditional increase of the capital :

Proposed resolution : proposal to increase the capital of the company, under the condition and to the extent of the exercise of the subscription rights, for a maximum amount equal to the number of subscription rights issued multiplied by the exercise price of the subscription rights and allocation of the share premium to an account not available for distribution.

V. Powers with regard to IV.

1. *Proposed resolution :* proposal to grant to the Compensation & Nominating Committee the power to determine the identity of the recipients and the number of subscription rights which they are offered.

2. *Proposed resolution* : proposal to grant authority to two directors acting jointly to have established in a deed the exercise of the subscription rights and the corresponding increase of the capital and of the number of new shares issued, the alteration of the bylaws as a consequence thereof, the share premiums and the allocation of these premiums to an account not available for distribution, as well as to co-ordinate the text of the bylaws and to deposit them at the clerk's office.

The proposed *resolutions under I and IV* of this agenda shall be validly adopted only if the shareholders attending the meeting, physically or by proxy, represent at least half of the corporate capital and the proposed resolution is approved by 75 % of the votes cast, in accordance with Article 558 of the Companies Code. The proposed *resolutions under II* of this agenda shall be validly adopted only if the shareholders attending the meeting, physically or by proxy, represent at least half of the corporate capital and the proposed resolutions are approved by 80% of the votes cast, in accordance with Article 559 of the Companies Code. The proposed *resolutions under III and V* of this agenda shall be validly adopted only if the shareholders attending the meeting, physically or by proxy, represent at least half of the corporate capital and the proposed resolutions are approved by the majority of the votes cast, in accordance with Article 28 of the bylaws and the Companies Code.

B. AGENDA OF THE ORDINARY SHAREHOLDERS MEETING

1. Management report by the Board of Directors on the accounting year ending on 31 December 2004.

2. Report by the statutory auditor on the accounting year ending on 31 December 2004.

3. Communication of the consolidated annual accounts relating to the accounting year ending on 31 December 2004.

4. Approval of the annual accounts :

   Proposed resolution : approving the annual accounts relating to the accounting year ending on 31 December 2004, including the following allocation of the result :

Loss of the accounting year :	-	102,173,440.01 Euro	
Profit carried forward from the preceding accounting year :	+	771,974,120.26 Euro	
Result to be allocated :	=	669,800,680.25 Euro	
Deduction for the unavailable reserve :	-	437,343.23 Euro	
Gross dividend for the shares :	-	224,679,348.66 Euro	*
Balance of carried forward profit :	=	444,683,988.36 Euro	

   (*) i.e., a gross dividend of 0.39 Euro per share, giving right to a dividend net from withholding tax of 0.2925 Euro per ordinary share and of 0.3315 Euro per VVPR share.

5. Discharge to the directors :

   Proposed resolution : granting discharge to the directors for the performance of their duties during the accounting year ending on 31 December 2004.

6. Discharge to the statutory auditor :

   Proposed resolution : granting discharge to the statutory auditor for the performance of his duties during the accounting year ending on 31 December 2004.

7. Appointment of directors :

   a. *Proposed resolution* : renewing the appointment as independent director of Mr. Kees Storm, for a period of three years ending after the shareholders meeting which will be asked to approve the accounts for the year 2007 ; Mr. Kees Storm complies with the functional, family and financial criteria of independence as provided for in Article 524 of the Companies Code. Moreover, Mr. Kees Storm expressly stated and the Board is of the opinion that he does not have any ties with the company which could compromise his independence.

   b. *Proposed resolution* : renewing the appointment as independent director of Mr. Peter Harf, for a period of three years ending after the shareholders meeting which will be asked to approve the accounts for the year 2007; Mr. Peter Harf complies with the functional, family and financial criteria of independence as provided for in Article 524 of the Companies Code.

Moreover, Mr. Peter Harf expressly stated and the Board is of the opinion that he does not have any ties with the company which could compromise his independence.

c. *Proposed resolution* : renewing the appointment as director of Mr. Allan Chapin, for a period of three years ending after the shareholders meeting which will be asked to approve the accounts for the year 2007 ;

d. *Proposed resolution* : renewing the appointment as director of Mr. Arnoud de Pret Roose de Calesberg, for a period of three years ending after the shareholders meeting which will be asked to approve the accounts for the year 2007;

8. Corporate Governance Statement of InBev SA and approval of the new executive remuneration policy of the company which will be implemented as of 2005.

   Proposed resolution : approve the new executive remuneration policy of the company which will be implemented as of 2005.

9. Miscellaneous.

The ordinary shareholders meeting can validly proceed whatever the number of shareholders attending physically or by proxy.

*

In order to take part, physically or by proxy, in one and/or the other of the two shareholders meetings, the holders of stock issued by the company must, as provided by Article 25 of the by-laws, comply with the following deposit and notification formalities :

a. the owners of **bearer shares** must, on **Thursday 21 April 2005** at the latest, deposit their shares with a branch of Fortis Bank in Belgium, specifying whether they will attend the extraordinary shareholders meeting and/or the ordinary shareholders meeting. The bank shall deliver a receipt of deposit, separate for each meeting, which the owner of the stock or his proxyholder will have to show on the day of the shareholders meetings to be given access to the meeting room. The physical deposit of the bearer shares may be validly replaced by the deposit, at the places and within the deadlines mentioned above, of (i) if the bearer shares are in printed form, a certificate, issued by a Belgian or a foreign bank, confirming the immobilization of the shares until and including 26 April 2005, with an indication of the quantity of shares so immobilized or (ii) if the bearer shares are in a securities account with a Belgian or a foreign bank, a certificate of no transferability until and including 26 April 2005 issued by such bank, with an indication of the quantity of shares so blocked ;

b. the owners of **registered shares** must, on **Thursday 21 April 2005** at the latest, notify in writing to the Board of Directors (c/o Mr. Benoit Loore, InBev S.A., Brouwerijplein 1, 3000 Leuven, Belgium, fax nr. + 32 (0)16 50 68 70) the quantity of shares for which they intend to take part in the votes respectively (i) at the extraordinary shareholders meeting and/or (ii) at the ordinary shareholders meeting;

c. the owner of bearer or registered shares can attend each of the meetings through a **proxyholder**. To be granted access to the meeting room, the proxyholder will have to hand over the signed original of a written proxy, separate for each meeting and prepared in accordance with the forms determined by the company (the form for each of

the two proxies can be obtained with Mr. Benoit Loore, at the address mentioned in item b. and is also available on the company's web site www.inbev.com). A copy of the signed originals of each of the two proxies must reach the company, on **Thursday 21 April 2005** at the latest (c/o Mr Benoit Loore, at the address mentioned in item b.).

d. the owner of bearer or registered shares can **vote by correspondence** in the two meetings, in accordance with Article 26bis of the by-laws. The vote by correspondence must be cast on the form, separate for each meeting, prepared by the company (the form for each of the two forms can be obtained with Mr Benoit Loore, at the address mentioned in item b. and is also available on the company's web site www.inbev.com). The signed original of each of the two forms for voting by correspondence must reach the company, on **Thursday 21 April 2005** at the latest (c/o Mr. Benoit Loore, at the address mentioned in item b.). The owner of bearer shares who wishes to vote by correspondence must in addition comply with the deposit or immobilization formalities described in item a.

d. the holders of bonds, of warrants or of certificates issued with the co-operation of the company, who may, as provided by Article 537 of the Belgian Code of Companies, attend each of the two meetings in an advisory capacity, must, in order to do so, comply with the same formalities of deposit of their stock and of notification, and of format and deposit of proxies, as those imposed upon the owners of shares.

The natural persons who attend the meetings in their capacity as owners of stock, proxyholders or organs of a legal entity must be able to give evidence of their identity in order to be granted access to the meeting room. The representatives of legal entities must hand over the documents establishing their capacity as corporate representative or attorney-in-fact.

The shareholders, bondholders, holders of warrants or of certificates issued with the co-operation of the company may, as from Monday 11 April 2005, during workdays and during normal office hours, consult, at the places indicated below, the documents which the law requires to put at their disposal :

- InBev N.V./S.A., Grote Markt 1, Grand'Place 1, 1000 Brussels
- InBev N.V./S.A., Brouwerijplein 1, 3000 Leuven
- Interbrew Belgium N.V./S.A., Rue des Anciennes Houblonnières 2, 4020 Jupille-sur-Meuse

The annual report is already available on the company's web site www.inbev.com.



Aan de Stichting Toezicht Effectenverkeer
t.a.v. Sector Primaire Markt Account Emissies en Periodieke Informatieverschaffing
Postbus 11723
1001 GS AMSTERDAM

Per post en per telefax
faxnr. +31 20 5510.674

Brussel, 30 maart 2005

Geachte Dames, Heren,

Hierbij zend ik U ingevolge artikel 5 Wet Toezicht Effectenverkeer 1995 en de uitvoeringsregels als opgenomen in het Besluit Toezicht Effectenverkeer 1995 een persbericht dat vandaag gepubliceerd werd en dat eveneens naar de Belgische Commissie voor Bank- en Financiewezen en Euronext Brussel werd gezonden.

Vertrouwende U hiermede voldoende te hebben geïnformeerd,

Met oprechte hoogachting,

Benoît LOORE
Legal Director
Company & Securities Law

Bijlage: persbericht

N.V. InBev S.A.
Correspondentieadres
Brouwerijplein, 1
3000 Leuven
Tel: +32 16 27 67 11
Fax: +32 16 50 67 11

Maatschappelijke Zetel / Siège Social
Grote Markt 1 / Grand Place 1
1000 Brussel / Bruxelles
H.R. Bruss / R.C. Brux. 478.821
BTW / TVA BE 417.497.106

Fortis 230-0040905-88
BBL 330-0017971-80
KBC 482-9036171-05

PERSBERICHT



Brussel, 30 maart 2005

Jaarverslag 2004 van InBev on line op www.InBev.com

InBev, 's werelds grootste brouwer in volume, publiceerde vandaag haar jaarverslag 2004 op www.InBev.com. Naast de volledige PDF-versie, die ook het financieel verslag bevat en met behulp van Acrobat Reader kan worden geraadpleegd, is er ook een HTML-versie beschikbaar. Dit is het eerste jaar waarin we ons jaarverslag in dit dynamischer en interactiever formaat publiceren en het design van de on-lineversie weerspiegelt heel goed de nieuwe bedrijfsstijl van InBev. De gedrukte versie van het jaarverslag 2004 zal verkrijgbaar zijn vanaf 11 april 2005.

Het Statistical Review 1996-2004 kan ook worden geraadpleegd op de website en kan als een Excel-document worden gedownload.

John Brock, CEO (Algemeen Directeur) van InBev, verklaarde: "*Ik ben heel fier op de resultaten die we in 2004 hebben behaald : een interne groei van meer dan tweemaal het gemiddelde in de sector en een stijging van de interne EBITDA met 8,9%, evenals en op het succes van Stella Artois® en Beck's®, twee van onze wereldwijde topmerken. 2004 zal ook de geschiedenis ingaan als het jaar waarin Interbrew en AmBev de handen in elkaar sloegen en InBev creëerden, vandaag de grootste brouwer ter wereld in volume. We bekleden de positie van nummer één of twee in twintig sleutelmarkten wereldwijd en onze uitstekende merkenportfolio, gekoppeld aan de gedrevenheid van onze werknemers van wereldklasse, zijn doorslaggevend geweest om de buitengewone resultaten van dit jaar te behalen. Ook in 2005 blijf ik met veel enthousiasme de visie van InBev ondersteunen: evolueren van "biggest to best" (van grootste naar beste).*"

Over InBev
InBev is een beursgenoteerd bedrijf (Euronext: INB) met hoofdzetel in Leuven, België. Het bedrijf, waarvan de oorsprong teruggaat tot 1366, is vandaag de grootste brouwer ter wereld in volume. De strategie van InBev bestaat erin haar lokale platformen te versterken door belangrijke posities uit te bouwen in de belangrijkste biermarkten ter wereld. Dit wordt gerealiseerd door interne groei, maximale efficiëntie, gerichte overnames en door de consument op de eerste plaats te zetten. InBev heeft een portfolio van meer dan 200 merken, waaronder Stella Artois®, Brahma®, Beck's®, Skol® - het derde beste verkopende bier wereldwijd - Leffe®, Hoegaarden®, Staropramen® en Bass®. InBev stelt ongeveer 77.000 mensen te werk en heeft activiteiten in meer dan 30 landen in Amerika, Europa en Azië. In 2004 realiseerde InBev een netto-omzet van €8,57 miljard (inclusief 4 maanden AmBev). Bezoek voor meer informatie onze website www.InBev.com.

Contactinformatie

Vicky Palmeri
Corporate Press Officer
Tel: +32-16-27-6061
Fax: +32-16-50-6061
E-mail: vicky.palmeri@inbev.com

Philip Ludwig
Investor Relations Manager
Tel: +32-16-27-6243
Fax: +32-16-50-6243
E-mail: philip.ludwig@inbev.com